June 19, 2006

Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Tangela Richter
Carmen Moncada-Terry
Michael Pressman
Mail Stop 7010

	Re:	Chaparral Resources, Inc.
Schedule 13E-3
Filed May 1, 2006
File No. 5-18426

Schedule 14A
Filed April 28, 2006
File No. 0-07261

Form 10-K for the fiscal year ended December 31, 2005
Filed March 23, 2006
File No. 000-07261

Form 10-Q for the quarterly period ended March 31, 2006
Filed May 11, 2006
File No. 0-07261
Dear Ms. Richter, Ms. Moncada-Terry, and Mr. Pressman:
     On behalf of Chaparral Resources, Inc., a Delaware corporation, I enclose for filing under the Securities Act of 1933, as amended, and the applicable rules and regulations under the Securities Act, the following documents:
•	Amendment No. 1 to the Transaction Statement on Schedule 13E-3, File No. 5-18426, filed on May 1, 2006 (the “Schedule 13E-3”);

•	Amendment No. 1 to the Proxy Statement on Schedule 14A, File No. 0-07261, filed on April 28, 2006 (the “Schedule 14A”);

•	Amendment No. 1 to the Annual Report on Form 10-K , File No. 000-07261, filed on March 23, 2006 (the “Form 10-K”); and

•	Amendment No. 1 to the Quarterly Report on Form 10-Q, File No. 0-07261, filed on May 11, 2006 (the “Form 10-Q”).

     The Schedule 14A, the Schedule 13E-3, the Form 10-K and the Form 10-Q have been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated June 2, 2006, relating to these documents. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
General
1.	Comment: It appears that Open Joint Stock Company “Oil Company LUKOIL” is an affiliate engaged in this going private transaction. Please tell us why this entity should not be included as a filing person on the Schedule 13E-3. We remind you that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.

Response: We have revised the Schedule 13E-3 to include Open Joint Stock Company “Oil Company “LUKOIL” as a filing person.

2.	Comment: We note your disclosure throughout the filing that the merger and the adoption of the merger agreement are subject to the approval of the majority of the stockholders. Please revise to clarify that the transaction does not require the approval of a majority of the unaffiliated stockholders.

Response: We have revised the disclosure throughout the Schedule 14A to clarify that the transaction does not require the approval of a majority of the unaffiliated stockholders in response to this comment.

3.	Comment: Since the filing parties are corporations, please provide information called for by Items 3, 5, 6, and 10 of Schedule 13E-3 for each of the executive officers and directors of such corporations. See General Instruction C to Schedule 13E-3.

Response: The disclosure incorporated by reference into Item 3 of the Schedule 13E-3 provides all of the information called for by Item 3 for each of the executive officers and directors of the filing corporations. We have expanded the disclosure in Items 4, 5 and 6 in response to this and other comments.

4.	Comment: You are reminded to consider the requirement to provide updated financial statements as set forth in Rule 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s comment and have added our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as an exhibit to the Schedule 14A. This report has also been incorporated by reference into the Schedule 14A. We have also added first quarter financial data on pages 40 and 41 of the Schedule 14A under the headings “Chaparral Resources, Inc. Selected Historical Financial Data” and “Ratio of Earnings to Fixed Charges.”

5.	Comment: The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the Schedule 14A, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the Schedule 14A to move the “Special Factors” section to the beginning of the document.

Response: We have moved the “Special Factors” section to immediately follow the “Summary” section of the Schedule 14A in response to this comment.
Schedule 13e-3
Past Contacts, Transactions, Negotiations and Agreements
6.	Comment: We note the cross-references you have provided in response to Items 1005(b) and (c) of Regulation M-A. Please ensure that the cross-referenced sections identify those initiating the contacts or negotiations. For example, we note your disclosure on page 15 in the Schedule 14A regarding Nelson’s announcement of negotiations with LUKOIL; however, you do not disclose who initiated the contact that led to the negotiations.

Response: We have revised the disclosure under “Special Factors—Background of the Merger” beginning on page 8 of the Schedule 14A to be more descriptive about the party initiating contacts or negotiations in response to this comment.

7.	Comment: To the extent not yet disclosed, please state the nature and approximate amounts of any material transactions between Chaparral and Nelson and between Nelson and LUKOIL during the past two years, as required by Item 1005(a)(1) and (2) of Regulation M-A. Likewise, disclose any negotiations, transactions or material contacts, and the number thereof, during the past two years between the LUKOIL and Nelson concerning any of the transactions described in response to Item 1005(b) of Regulation M-A.

Response: We have added disclosure beginning on page 36 of the Schedule 14A under the heading “Special Factors—Certain Relationships and Related Transactions—Transactions between Chaparral or its Subsidiaries and Nelson” in response to this comment. This disclosure is incorporated by reference into the Schedule 13E-3.
Purposes, Alternatives, Reasons and Effects
8.	Comment: The information you incorporate by reference does not address whether any alternative means were considered to accomplish the purpose of the 13E-3 transaction. Please disclose whether alternative means were considered, and if applicable, indicate why they were found to be inferior to the proposed transaction. If other such options were not considered, please disclose that and explain why not.

Response: In response to this comment, we have expanded the disclosure in the last paragraph of the “Special Factors—Background of the Merger” section of the Schedule 14A, which is incorporated by reference into the Schedule 13E-3, to disclose that neither the special committee nor Chaparral solicited any alternative proposal to LUKOIL’s offer in light of LUKOIL’s unwillingness to sell its portion of our common stock to a third party, the attractiveness of LUKOIL’s proposal and the restrictions against seeking other offers in the merger agreement.

9.	Comment: You are required to provide a reasonably detailed discussion of the benefits and detriments of the Rule 13e-3 transaction to the issuer, its affiliates, and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A. It does not appear that you have provided the required discussion or cross-reference to a relevant section in the Schedule 14A. Also, note that to the extent practicable, the discussion should quantify the benefits and detriments.

Response: We discuss the benefits and detriments of the merger throughout the “Special Factors” section of the Schedule 14A; however, in response to this comment, we have added disclosure to the “Special Factors” section of the Schedule 14A under the subheading “Certain Benefits and Detriments of the Merger” beginning on page 32 specifically related to the unaffiliated stockholders, which is now incorporated by reference into the Schedule 13E-3. Quantification of the benefits and detriments is not practicable because the special committee did not make a specific assessment of the relative weight of the benefits and detriments, and the benefits and detriments are subjective and may be given different weight by the special committee, the public stockholders and LUKOIL.
Person/Assets, Retained, Employed, Compensated or Used
10.	Comment: Disclose the material terms of your agreement with Georgeson Shareholder Communications. See Schedule 14A, Item. 4.a.3, Item 14 of Schedule 13E-3, and Item 1009 of Regulation M-A.

Response: We have expanded the disclosure in the section of the Schedule 14A entitled “The Special Meeting—Proxy Solicitation” on page 45 in response to this comment.
Schedule 14A
Summary Term Sheet
     Interest of Directors and Officers in the Merger, page 3
11.	Comment: Please specifically identify those directors and officers that may have an interest in the merger. For example, we note that your chief executive officer has worked for LUKOIL Overseas Services Limited, an affiliate of LUKOIL Overseas Holding Ltd. since November 2002, and that two of your directors hold executive positions at LUKOIL Overseas Holding Ltd.

Response: We have revised the relevant sections of the Schedule 14A (“Summary Term Sheet,” page 3, and “Special Factors—Interests of Directors and Officers in the Merger,” page 34) to identify relationships between Chaparral officers and directors and LUKOIL.
Termination of the Merger Agreement

12.	Comment: Define the phrase “superior proposal.”

Response: We have added disclosure on page 6 of the Schedule 14A in response to this comment.
Appraisal Rights, page 5
13.	Comment: Revise to state that dissenting stockholders must submit their demand for appraisal before the vote on the merger.

Response: We have added disclosure on pages 7 and 50 of the Schedule 14A in response to this comment.
Parties to the Merger
Chaparral Resources, Inc. page 11
14.	Comment: Please disclose that LUKOIL indirectly owns a 40% interest in the Karakuduk Oil Field.

Response: We have added disclosure on page 43 of the Schedule 14A in response to this comment.
The Special Meeting, page 12
15.	Comment: Please confirm, if true, that proxies will not be solicited via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response: Proxies may be solicited via the Internet in connection with the special meeting of our stockholders. We have added disclosure on page 45 of the Schedule 14A in response to this comment. We acknowledge the Staff’s comment regarding the filing of scripts to be used in soliciting proxies over the telephone or in person and will file the script to be used by Georgeson Shareholder Communications to solicit proxies under the cover of Schedule 14A as definitive additional materials.
Special Factors, page 15
16.	Comment: Please note that each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, under Item 9 of Schedule 13E-3. Accordingly, each Item 9 report must be summarized in considerable detail in the proxy statement and any written materials must be filed as exhibits to the Schedule 13E-3. For instance, we note your reference to the Petrie Parkman “preliminary financial review” on the bottom of page 17 and the “preliminary reference value analysis” on page 19. Please revise the proxy statement accordingly and include the required documents as exhibits.

Response: We have added disclosure on pages 11, 13 and 30 in response to this comment. The Petrie Parkman presentation to the special committee on January 27, 2006 and the Petrie Parkman presentation to the special committee on February 21, 2006 have been added as exhibits (c)(3) and (c)(4), respectively, to the Schedule 13E-3, and the valuation reports of Aton Capital Limited have been added as exhibits (c)(6) and (c)(7) to the Schedule 13E-3.

17.	Comment: We note the assessment of the special committee, the board of directors, LUKOIL and NRL Acquisition as to the fairness of the 13e-3 transaction. Please revise to clarify that the assessment of fairness relates to all the unaffiliated stockholders.

Response: We have added disclosure on pages 15, 16, 20 and 21 of the Schedule 14A in response to this comment.

18.	Comment: Please expand your discussion of the following items:
•	Comment: The concerns raised by Chaparral stockholders regarding the effects of the amalgamation on Chaparral;

Response: We have added disclosure on page 8 of the Schedule 14A in response to this comment.

•	Comment: The basis for the special committee’s determination that Baker Botts L.L.P. could adequately represent Chaparral, notwithstanding Baker Botts’ prior and continuing representation of LUKOIL. In this regard, we note your statement on page 25 indicating that you deem Baker Botts’ advice to be independent;

Response: We have added disclosure on page 9 of the Schedule 14A in response to this comment.

•	Comment: The issues discussed by the special committee with its legal advisors upon receipt of the amalgamation agreement and the Material Change Report for Nelson;

Response: We have added disclosure on page 9 of the Schedule 14A in response to this comment.

•	Comment: The reasons, if known, for Chaparral not being deemed by LUKOIL a strategic element of the acquisition of Nelson;

Response: We have added disclosure on page 10 of the Schedule 14A in response to this comment.

•	Comment: The special committee’s reasons for meeting LUKOIL’s representatives on January 19 and January 20, 2006;

Response: Our full board had regularly scheduled meetings on January 19 and 20, 2006. The special committee and the LUKOIL representatives on our full board discussed a transaction between LUKOIL and Chaparral during these meetings. We have added disclosure on page 11 of the Schedule 14A in response to this comment.

•	Comment: The other strategic options available to Chaparral considered by Petrie Parkman, as noted on page 18;

Response: We have added disclosure on page 11 of the Schedule 14A in response to this comment.

•	Comment: The special committee’s discussions with Whittier Ventures, L.L.C. and Allen & Company Incorporated referenced on page 18; and

Response: We have added disclosure beginning on page 12 of the Schedule 14A in response to this comment.

•	Comment: The reasons for the special committee’s belief that LUKOIL’s $5.50 per share proposal was not sufficiently attractive and that it could get a higher offer.

Response: We have added disclosure on page 12 of the Schedule 14A in response to this comment.
19.	Comment: Identify the key members of your management and your subsidiaries’ management that were replaced by employees of LUKOIL or its affiliate following the amalgamation.

Response: We have added disclosure on page 10 of the Schedule 14A in response to this comment.

20.	Comment: We note that the special committee met frequently from its formation through the end of December. Please disclose the number of times or dates on which the special committee met. We note that the discussions focused in particular on whether Section 203 of the Delaware General Corporation Law or a stockholders rights plan would provide “additional protections to the stockholders.” Please discuss what additional protections were contemplated.

Response: We have added disclosure on page 10 of the Schedule 14A in response to this comment.

21.	Comment: Discuss Nelson’s reasons for refusing to provide Chaparral with the fairness opinion issued by BMO Nesbitt Burns. Please file as an exhibit a copy of the fairness opinion, as required by Item 1015(a) of Regulation M-A.

Response: We have revised the Schedule 14A to clarify the disclosure and note that the BMO Nesbitt Burns opinion was publicly disseminated before the closing of the Nelson transaction on November 4, 2005. We have attached the BMO Nesbitt Burns opinion to the Schedule 13E-3 as exhibit (c)(5).

22.	Comment: Specify the date LUKOIL confirmed that it would not sell its 60% ownership in Chaparral and state the reasons for LUKOIL’s decision.

Response: We have added disclosure on page 11 of the Schedule 14A in response to this comment.

23.	Comment: We note that Mr. Movsumov sent an offer letter to the special committee complex proposing a highly complex transaction with “numerous conditions.” Please disclose all the conditions set forth in the proposal.

Response: We have added disclosure on page 12 of the Schedule 14A in response to this comment.

24.	Comment: If known, state the reasons for Whittier Ventures and Allen & Company’s refusal to execute the lock-up agreement with LUKOIL. Also, if known, state why Whittier Ventures and Allen & Company were willing to sell their shares in a separate, independent transaction.

Response: We have added disclosure on page 13 of the Schedule 14A in response to this comment.
Reasons for the Special Committee’s Determination; Fairness of the Merger, page 22
25.	Comment: Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. Please revise. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. See In the Matter Meyers Parking System Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). This comment also applies to the section entitle[d] “Position of Lukoil and NRL Acquisition as to Fairness.”

Response: The disclosure set forth under “Reasons for the Special Committee’s Determination; Fairness of the Merger” beginning on page 16 of the Schedule 14A includes detailed disclosure about (1) the factors that the special committee believed favor the special committee’s determination that the merger and related transactions were fair, and in the best interests of, the public stockholders, and (2) the risks and potentially negative factors concerning the merger, and includes a description of each of these factors. Because of the variety of factors considered, the special committee did not find it practicable to quantify or otherwise assign relative weights to and did not make specific assessments of, the specific factors considered in reaching its determination. In addition, individual members of the special committee may have assigned different weights to various factors. However, we have revised the disclosure on pages 16 through 19 of the Schedule 14A to further expand this disclosure in response to this comment. With respect to disclosure set forth under “Position of Lukoil and NRL Acquisition as to Fairness” beginning on page 20 of the Schedule 14A, we note that LUKOIL and NRL Acquisition found it impossible to assign, nor did they assign, relative weight to the individual factors considered in reaching their conclusion as to fairness, except that particular emphasis was placed on the receipt by the special committee of the of the opinion of Petrie Parkman as to the fairness, from a financial point of view, of the merger consideration.

26.	Comment: All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. For the reasons stated in the previous comment, your discussions of factors listed in Instruction 2 to Item 1014 appear to be insufficient. For example, conclusory statements, such as “the special committee did not consider liquidation a viable option” are insufficient. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. This comment also applies to the section entitled “Position of Lukoil and NRL Acquisition as to Fairness.”

Response: We have added disclosure on pages 16 through 21 of the Schedule 14A in response to this comment.

27.	Comment: Please expand your disclosure regarding procedural fairness to address Item 1014(d) of Regulation M-A. This comment also applies to the section entitle[d] “Position of Lukoil and NRL Acquisition as to Fairness.”

Response: We have added disclosure on pages 19 and 21 of the Schedule 14A in response to this comment.

28.	Comment: We note your disclosure on page 24 regarding negative factors concerning the merger. Please quantify to the extent practicable the detrimental effect of any such factors. See Item 1013(d), Instruction 2 of Regulation M-A.

Response: It is not practicable to quantify the detrimental effect of any of the factors discussed on page 18 of the Schedule 14A because of the variety of factors and because individual members of the special committee may have assigned different weights to various factors.

29.	Comment: We note that the board relied upon the discounted cash flow analysis for the purpose of establishing going concern value. If the board relied upon the analysis of the special committee with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, then it must expressly adopt the special committee’s conclusion and analysis.

Response: We hereby confirm that the board relied on the analysis of the special committee with respect to the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, and expressly adopted the special committee’s conclusion and analysis.

30.	Comment: We note that “[a]fter extensive discussion and deliberation and based on the factors described [], the special committee unanimously determined that the merger agreement, the merger and the transactions contemplated thereby were fair to and in the best interests of Chaparral and its stockholders.” Please summarize the content of the discussions that led to the special committee’s decision.

Response: We have added disclosure on pages 14 and 15 of the Schedule 14A in response to this comment.

31.	Comment: We note your disclosure in your Form 10-K for the fiscal year ended December 31, 2005 regarding the anticipated completion in the fourth quarter of 2006 of a railroad rack to transport Karakuduk crude oil to the port of Aktau to discharge at oil terminals in the Caspian Sea. We also note that you discovered that the original State reserves were underestimated by more than 20% and that therefore you expect drilling to continue for several years. Please disclose whether these facts were considered in the fairness determination.

Response: We have added disclosure on page 17 of the Schedule 14A in response to this comment. Petrie Parkman considered both items in its reference value analysis work as a basis for its fairness opinion provided to the special committee. The potential financial impact to Chaparral of a rail transport route alternative was captured in Petrie Parkman’s assumed Karakuduk to NYMEX differential. Petrie Parkman also relied upon the McDaniel and Associates Consultants Limited reserve report dated as of December 31, 2005 for estimates of ultimate recoverable reserves and projected development drilling schedule necessary to fully develop Karakuduk field. We also note for the benefit of the Staff that completion of the railroad rack in the fourth quarter of 2006 and the revised reserve estimate are both reflected in Petrie Parkman’s fairness opinion and valuation report.

32.	Comment: We note your statement that “although the special committee considered our net book value and going concern value in determining the fairness of the merger to our unaffiliated stockholders, the special committee noted the following.” We are unable to locate the discussion in your bulleted list on pages 22 and 23 of net book value and going concern value. Please advise.

Response: We have moved the disclosure regarding net book value and going concern value to the bulleted list on page 17 of the Schedule 14A in response to this comment.
Reasons for our Board of Directors Determination; Fairness of the Merger, page 25
33.	Comment: We note your statement on the bottom of page 21 that the your board of directors “acting in part on the recommendation of the special committee, unanimously determined that the terms of the merger agreement and the proposed merger are fair to, and in the best interests, Chaparral and our stockholders.” Please expand your disclosure in this section to explain in detail what factors, other than the special committee recommendation, the board considered.

Response: Our board of directors acted solely on the recommendation of the special committee because all of our directors other than the members of the special committee were LUKOIL representatives and had an interest in the merger. We have revised the disclosure on page 16 of the Schedule 14A in response to this comment.
Opinion of Financial Advisor to the Special Committee, page 26

34.	Comment: Please expand your summary of the valuation report to include a more detailed summary of the procedures followed, assumptions made and limitations imposed. See Item 1015(b)(5) of Regulation M-A. Provide a summary of the instructions given to the advisor by the Board regarding the preparation of its report.

Response: We believe the procedures followed, assumptions made and limitations imposed with respect to the valuation report are adequately described under “— Background of the Merger” beginning on page 8 and “— Opinion of Financial Advisor to the Special Committee” beginning on page 21 of the Schedule 14A. However, we have added disclosure on page 22 of the Schedule 14A in response to the last sentence of this comment.
Selected Financial Projections, page 34
35.	Comment: Please confirm that the projections discussed in this section constitute all of the financial forecasts that management provided and all projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

Response: The projections discussed on page 30 of the Schedule 14A, along with projections found in the McDaniel and Associates Consultants Limited reserve report dated as of December 31, 2005 constitute all of the projections utilized by Petrie Parkman in its reference value analysis. Production, capital and operating expense assumptions for ZAO Karakudukmunay were based on the McDaniel reserve report. Chaparral’s budgeted cash flow (expenses only) projections for 2006 were based on historical results and contractual obligations that existed at the time of the preparation of the 2006 budget. Sales revenue for 2006 was based on a $47.00 per barrel IPE Brent Crude price with the appropriate discounts applied to generate a netback price to the field. Estimated Minority Interest Expense to be paid by Chaparral in 2006 was assumed to be $25,830,000 and was based on historical results and management and Petrie Parkman estimates. We have added disclosure on page 31 of the Schedule 14A describing the estimates and assumptions included in the projections in response to this comment.
Presentations of LUKOIL’s Financial Advisors
36.	Comment: We note that Aton Capital Limited conducted a limited valuation of the Chaparral. Please file a written draft of the valuation.

Response: A written draft of the Aton Capital Limited valuation reports are attached as exhibits (c)(6) and (c)(7) to the Schedule 13E-3 in response to this comment.
Merger Agreement, page 40
37.	Comment: We note that the parties may agree to terminate the merger agreement at any time before the merger. Please revise to elaborate upon the conditions in which filing persons might consider not going through with the transaction.

Response: We have revised the disclosure on page 57 of the Schedule 14A in response to this comment.

Purpose and Structure of the Merger, page 35
38.	Comment: Include a discussion of the effect of the Rule 13E-3 transaction on the affiliates’ interest in the net book value and net earnings of Chaparral in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A. Further, expand your disclosure to discuss the tax consequences to each filing person. See Item 1013(d) of Regulation M-A.

Response: We have added disclosure under “— Effects of the Merger” on page 33 of the Schedule 14A in response to this comment.
LUKOIL and NRL Acquisition, page 35
39.	Comment: Please disclose the reasons for undertaking the 13e-3 transaction at this time.

Response: We have added disclosure on page 32 of the Schedule 14A in response to this comment.
Common Stock Purchase Information, page 52
40.	Comment: We note that you have not disclosed in this section the transaction involving LUKOIL and Nelson, a former affiliate. Please revise to provide the information required by Item 1005 of Regulation M-A in regard to the transaction.

Response: We have added disclosure on page 59 of the Schedule 14A in response to this comment.
Form 10-K for the fiscal year ended December 31, 2005
Available Information
41.	Comment: Please revise to reflect the current address of the Public Reference Room at 100 F St., NW, Washington, DC 20549.

Response: We have revised the disclosure on page 61 of the Schedule 14A and under “Available Information” under “Item 1: Business” of our Form 10-K in response to this comment.
Crude Oil Sales, page E-4
42.	Comment: Please quantify the revenues you generated from production in the Karakuduk Field.

Response: We have revised the disclosure under “Crude Oil Sales” under “Item 1: Business” of our Form 10-K in response to this comment.
Properties, page E-9

43.	Comment: We note that your reserve disclosure is based on a reserve study conducted by McDaniel and Associates Consultants Limited. Please file as an exhibit McDaniel’s consent to include disclosure derived from the study in your filing.

Response: We have obtained the consent of McDaniel and Associates Consultants Limited to inclusion of reserve disclosure based on its study in our Form 10-K. The consent is attached as exhibit 23.1 to Amendment No. 1 to the Form 10-K in response to this comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page E-13
Quantitative and Qualitative Disclosures about Market Risk, page E-24
44.	Comment: We note your disclosure on page E-22 regarding hedge losses you incurred in 2005 in connection with contracts for oil sales taken out as part of the hedging strategy connected with the BNP/KBC loan facility. It appears that a discussion regarding such hedging strategy would be appropriate in this section. Please revise or advise.

Response: We have added disclosure under “Commodity Prices for Oil” under “Item 7A: Quantitative and Qualitative Disclosures About Market Risk” of our Form 10-K in response to this comment.
Changes in Internal Controls over Financial Reporting, page E-25
45.	Comment: Please remove the statement that “[t]here have been no significant changes in internal controls over financial reporting or other factors subsequent to December 31, 2005.” Please note that Item 308(c) of Regulation M-A requires disclosure of changes that occurred during the last fiscal quarter.

Response: We have amended our Form 10-K to delete this statement and have added disclosure under “Changes in Internal Controls over Financial Reporting” under “Item 9A: Controls and Procedures” of our Form 10-K in response to this comment.
Certain Relationships and Related Transactions, page E-32
46.	Comment: Please disclose whether terms of your arrangements with Nelson were equivalent to terms of similar transactions with unaffiliated parties. Make similar revisions in your Form 10-Q for the quarterly period ended March 31, 2006.

Response: We have added disclosure under “Item 13: Certain Relationships and Related Transactions” of our Form 10-K and under “Related Party Transactions” under Note 9 of “Item 1: Financial Statements” of our Form 10-Q in response to this comment.
Exhibits, page E-34
47.	Comment: Please file as an exhibit the consent of Ernst & Young Kazakhstan LLP whose report you have incorporated in the filing.

Response: Under Rule 12b-36 of the Exchange Act, no consent is required of an Independent Registered Public Accounting Firm as to the use of its report in any filing under the Exchange Act. However, we obtained a letter from Ernst & Young Kazakhstan LLP before filing the preliminary Schedule 14A, acknowledging that its report would be included and incorporated by reference into the Schedule 14A. A copy of this acknowledgment is attached as exhibit 23.2 to Amendment No. 1 to the Form 10-K. In addition, a copy of the consent of Ernst & Young Kazakhstan LLP to the use of its report in Amendment No. 1 to the Form 10-K is attached as exhibit 23.3 to Amendment No. 1 to our Form 10-K in response to this comment.
Certifications
48.	Comment: Please revise your certifications to conform to Item 601(b)(31) of Regulation M-A.

Response: We have revised the certifications in response to this comment. The revised certifications have been filed as exhibits to Amendment No. 1 to the Form 10-K and Amendment No. 1 to the Form 10-Q.
**************
     Chaparral hereby acknowledges the following:
(1)	Chaparral is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Chaparral may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing, please contact Richard Wilkie at +1-202-887-4545.
Sincerely,
/s/ Boris Zilbermints

Boris Zilbermints
Chief Executive Officer
Enclosures

cc:	Richard J. Wilkie, w/encls.
Akin Gump Strauss Hauer & Feld LLP

R. Joel Swanson, w/encls.
Baker Botts L.L.P.